Exhibit 99.1

BEST Inc. Announces Changes to its Board of Directors

HANGZHOU, China, May 24, 2023 - BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia, today announced that Mr. Lin Wan has resigned from his position as a director of the Company due to personal reasons, effective May 23, 2023. Mr. Wan was nominated by Alibaba Group Holding Limited (“Alibaba”) and Cainiao Smart Logistics Network Limited (“Cainiao Network”) as an Alibaba Director under the Company’s amended and restated memorandum and articles of incorporation. Mr. Wan has confirmed that he has no disagreement with the Company’s board of directors (the “Board”) and there is no other matter relating to his resignation that needs to be brought to the attention of the Company’s shareholders.

Prior to his resignation, Mr. Wan served as a member of the compensation committee, and as a member of the corporate governance and nominating committee, of the Board.

“On behalf of the Company and the Board, I would like to express our sincerest gratitude to Mr. Lin Wan for his contributions and service since joining the Company as a director in 2018,” commented Mr. Shao-Ning Johnny Chou, Chairman and CEO of BEST. “We wish him the best of success in his future endeavors.”

The Company today also announced that Alibaba (including Cainiao Network) has appointed Ms. Chen Shen as an Alibaba Director under the Company’s amended and restated memorandum and articles of incorporation.

Ms. Shen is a director of Strategic Investments at Alibaba Group Holding Limited. She joined Alibaba in 2018. Previously she served as senior investment officer in International Finance Corporation at World Bank Group from 2017 to 2018. She was associate from 2010 to 2012 and then vice president of CDH from 2013 to 2016. She also served as an investment analyst and then associate at China International Capital Corporation Limited from 2004 to 2008. Ms. Shen holds an MBA degree from Columbia University and a bachelor’s degree from Fudan University.

The Company today also announced that Ms. Xiao Hu, one of the current Alibaba Directors under the Company’s amended and restated memorandum and articles of incorporation, will serve as a member of the compensation committee, and as a member of the corporate governance and nominating committee, of the Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST’s strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST’s goals and strategies; BEST’s future business development, results of operations and financial condition; BEST’s ability to maintain and enhance its ecosystem; BEST’s ability to compete effectively; BEST’s ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-added services, including freight delivery, supply chain management and global logistics services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: best@tpg-ir.com

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  best@tpg-ir.com